Exhibit 99.1

KNOT Offshore Partners announces refinancing of Hilda Knutsen facility and change to Board

March 30, 2017

ABERDEEN, Scotland—(BUSINESS WIRE)—KNOT Offshore Partners LP (“KNOT” or the “Partnership”) (NYSE: KNOP) announced today that its subsidiary, KNOT Shuttle Tankers 14 AS (“KST14”), which owns the vessel Hilda Knutsen, has entered into a binding term sheet for a new senior secured credit facility in order to refinance the existing bank loan associated with this vessel. The existing bank loan has an outstanding principal amount of $75.6 million with a balloon amount of $69.5 million due at maturity in August 2018.

The new senior secured credit facility (“UFJ Facility”) will consist of a $100 million term loan facility with Mitsubishi UFJ Lease & Finance (Hong Kong) Limited and will have a fixed tenor of seven years. Closing of the UFJ Facility is anticipated to occur in May 2017, subject to the execution of definitive documentation and satisfaction of customary closing conditions. KST14 will be the borrower under the UFJ Facility which will be guaranteed by the Partnership.

The UFJ Facility is repayable in twenty-eight (28) consecutive quarterly installments with a balloon payment of $58.5 million due at maturity. The UFJ Facility will bear interest at a rate per annum equal to LIBOR plus a margin of 2.2% which is a 30 basis point reduction compared to the interest rate under the existing Hilda Knutsen facility. The refinancing will significantly decrease the Partnership’s balloon payments due in the second half of 2018.

“The refinancing of the Hilda Knutsen facility will make a significant liquidity contribution to the Partnership. We are securing long-term financing on attractive terms, addressing our refinancing risks and at the same time further diversifying our funding universe. This refinancing should enable the Partnership to pursue a ninth dropdown from its sponsor, Knutsen NYK Offshore Tankers AS (“Knutsen NYK”) subject to approval by the Conflicts Committee and Partnership’s Board of Directors. We anticipate that Knutsen NYK will offer to us the opportunity to purchase the shuttle tanker Vigdis Knutsen when she commences her long-term charter with a subsidiary of Shell which is expected to occur in early April 2017. Vigdis Knutsen is a brand new shuttle tanker and the sister vessel of Tordis Knutsen which was acquired by the Partnership on March 1, 2017. A ninth dropdown would result in the Partnership’s growing its fleet to comprise thirteen advanced modern shuttle tankers, a 225% fleet growth since the Partnership was listed on NYSE in April 2013” commented John Costain, CEO/CFO.

In addition, the Partnership announced today that the Partnership’s general partner appointed Mr. Richard Beyer to replace Mr. Hiroaki Nishiyama on the Partnership’s Board commencing April 1, 2017. Mr. Beyer has been a member of the board of directors of the Partnership’s general partner and KNOT Offshore Partners UK LLC since 2013 and is a director of NYK Group Europe Limited and NYK Energy Transport (Atlantic) Limited. Before joining NYK Group Europe Limited, Mr. Beyer was a Senior Legal Adviser to BP Shipping Limited. Mr. Beyer was admitted as an English solicitor in 1995.

About KNOT Offshore Partners LP

KNOT owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT is structured as a master limited partnership. KNOT’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things, the closing of the UFJ Facility and the dropdown of the Vigdis Knutsen.

All forward-looking statements included in this release are made only as of the date of this release on. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Source: KNOT Offshore Partners LP

John Costain, + 44 749 6170 620

Chief Executive Officer and Chief Financial Officer